

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2010

David A. Simon
Chief Financial Officer
National Property Analysts Master Limited Partnership
230 South Broad Street
Mezzanine
Philadelphia, PA 19102

> **Re: National Property Analysts Master Limited Partnership**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Filed March 29, 2010**
> **Form 10-Q for Quarterly Period Ended**
> **March 31, 2010**
> **Filed May 12, 2010**
> **File No. 000-24816**

Dear Mr. Simon:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin Woody
Branch Chief